Exhibit 21.1

LIST OF SUBSIDIARIES

Registrant:  Wellesley Bancorp, Inc.

Subsidiary	Percentage of Ownership	Jurisdiction or State of Incorporation
Wellesley Bank	100%	Massachusetts

Subsidiaries of Wellesley Bank	Percentage of Ownership	Jurisdiction or State of Incorporation
Wellesley Investment Partners, LLC	100%	Massachusetts
Wellesley Securities Corporation	100%	Massachusetts
Central Linden LLC	100%	Massachusetts